SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                         GENERAL ACCEPTANCE CORPORATION
                     ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      --------------------------------------
                         (Title of Class of Securities)

                                    368749107
                      --------------------------------------
                                 (CUSIP Number)


                                  John J. Sabl
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6029
                      --------------------------------------

        (Name, Address, Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                November 14, 1997
                      --------------------------------------

             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box.

[   ]



This filing contains 9 pages.
The Exhibit Index appears on page n/a.

         CUSIP No......................................................368749107
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON..............Capitol American Life Insurance Company

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON..................34-1083130

--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS            ............................................... WC

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                   [   ]

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  Arizona

--------------------------------------------------------------------------------

Number of     7.       SOLE VOTING POWER                               3,333,333

Shares                        __________________________________________________

Beneficially  8.       SHARED VOTING POWER                                     0

Owned By      __________________________________________________________________

Each          9.       SOLE DISPOSITIVE POWER                          3,333,333

Reporting     __________________________________________________________________

Person With  10.      SHARED DISPOSITIVE POWER                                 0

--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,333,333

--------------------------------------------------------------------------------


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES         [   ]

--------------------------------------------------------------------------------


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    35.6%

--------------------------------------------------------------------------------


14.  TYPE OF REPORTING PERSON                                                 IC



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


         CUSIP No.                                                     368749107
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON. . . . . . . . . . . . . . . .   Conseco, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. . . . .   35-1468632

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                           NA

--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [   ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 Indiana

--------------------------------------------------------------------------------

Number of       7.  SOLE VOTING POWER                                          0

Shares
--------------------------------------------------------------------------------

Beneficially    8.  SHARED VOTING POWER                                3,333,333

Owned By
--------------------------------------------------------------------------------

Each            9.  SOLE DISPOSITIVE POWER                                     0

Reporting
--------------------------------------------------------------------------------

Person With    10.  SHARED DISPOSITIVE POWER                           3,333,333

--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,333,333

--------------------------------------------------------------------------------


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES         [   ]

--------------------------------------------------------------------------------


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    35.6%

--------------------------------------------------------------------------------


14.  TYPE OF REPORTING PERSON                                                 HC

         CUSIP No.         ............................................368749107
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON..................................CIHC, Incorporated

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            51-0356511

--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS                                                          N/A

--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [   ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware

--------------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER                                            0

Shares        __________________________________________________________________

Beneficially  8.  SHARED VOTING POWER                                  3,333,333

Owned By      __________________________________________________________________

Each          9.  SOLE DISPOSITIVE POWER                                       0

Reporting     __________________________________________________________________

Person With  10.  SHARED DISPOSITIVE POWER                             3,333,333

--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,333,333

--------------------------------------------------------------------------------


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES         [   ]

--------------------------------------------------------------------------------


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    35.6%

--------------------------------------------------------------------------------


14.  TYPE OF REPORTING PERSON                                                 HC

Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D is being filed by Capitol American Life Insurance Company ("Capitol American"), Conseco, Inc. ("Conseco") and CIHC, Incorporated, ("CIHC") relating to the Common Stock, no par value (the "Common Stock"), of General Acceptance Corporation, an Indiana corporation (the "Company"). Capitol American is a wholly-owned subsidiary of CIHC. CIHC is a wholly- owned subsidiary of Conseco.

         The Company's principle executive offices are located at 1025 Acuff Road, Bloomington, Indiana 47404.


Item 2.  Identity and Background.

         Except as indicated below , the information previously filed pursuant to Item 2 of this Schedule 13D, as amended, is unchanged: John J. Sabl, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Executive Vice President and General Counsel of Capitol American and a director of Capitol American. Mr. Sabl is also Executive Vice President, General Counsel and Secretary of Conseco. Mr. Sabl is also a director of CIHC and an executive officer and director of certain other subsidiaries of Conseco.


Item 3.  Source and Amount of Funds or Other Consideration.

         The information previously filed pursuant to Item 3 of this Schedule 13D, as amended, is unchanged.


Item 4.  Purpose of Transaction.

         As previously reported in Item 4 to this Schedule 13D, as amended, the purpose of Capitol American, Conseco and CIHC in having Capitol American and Conseco make their respective investments in the Company was for investment purposes. Capitol American and Conseco continue to monitor their respective investments in the Company with a view to assisting the Company in such manner as Capitol American and Conseco deem appropriate in order to preserve and increase the value of such investments.

         Accordingly, in response to a proposal by Conseco and after detailed consideration by a Special Committee of the Board of Directors of the Company convened for that purpose and by the Board of Directors of the Company, on November 4, 1997:

            (a) Malvin L. Algood resigned as the Chairman of the Board of Directors and Chief Executive Officer of the Company and Russell Algood, the President and Chief Operating Officer of the Company, resigned from his position as the Chief Operating Officer of the Company. Mr. Malvin L. Algood will remain an employee of the Company and Mr. Russell Algood will continue as the President of the Company.

            (b) The Board of Directors of the Company elected James J. Larkin, a Director of the Company and an officer and employee of Conseco Services, LLC, a subsidiary of Conseco, as the Chairman of the Board of Directors and Chief Executive Officer of the Company and James Terrell, an employee of Conseco Services, LLC, as the Chief Operating Officer of the Company. Messrs. Larkin and Terrell will both retain their positions with Conseco Services LLC, but will be required to spend 75% and 100% of their time, respectively on the Company's business operations.

            (c) In connection with the services to be rendered to the Company by Messrs. Larkin and Terrell, the Board of Directors of the Company authorized the Company to enter into an agreement or agreements with Conseco Services, LLC pursuant to which the Company would reimburse Conseco Services, LLC for a portion of the compensation and employee benefits of Messrs. Larkin and Terrell not to exceed an amount equal to $27,000 per month plus out-of-pocket expenses.

            (d) The Board of Directors of the Company authorized the establishment of a Management Committee of the Company, consisting of the Chief Executive Officer, as Chairman, the President, the Chief Operating Officer and the Chief Financial Officer, to determine, by majority vote of the members of such committee, all significant management decisions with respect to the operation of the Company's business.

         It is contemplated that appropriate amendments to the bylaws of the Company, (the "Bylaw Amendments") will be adopted to effect the foregoing.

It is also contemplated that in connection with the foregoing, the Stockholders' Agreement among the Company, Conseco, Capitol American and certain individual stockholders of the Company (the "Algood Stockholders") referred to in Item 6 of this Schedule 13D will be further amended (the "November 1997 Stockholders' Agreement Amendment"), among other things:

         (a) To confirm that, effective September 16, 1997, the Board of Directors of the Company would consist of eight members, three of which would be designated by Conseco and three of which would be individuals unaffiliated with Conseco or the Algood Stockholders and approved by a majority of the directors designated by Conseco and a majority of the directors designated by the Algood Stockholders.

         (b) To modify the restrictions on the transfer of Common Stock of the Company by the Algood Stockholders prior to April 11, 1998, to provide, with certain exceptions, to require the Algood Stockholders in the aggregate to continue to own at least 51% of the Common Stock of the Company until April 11, 2000.

         In addition, in connection with the foregoing and consistent with the Company's intention to discontinue its operation of the used car lots operated by the Company, the Board of Directors of the Company, acting on the recommendation of the Special Committee referred to above, authorized the sale of certain used car lots owned by the Company to an entity controlled by Mr. Russell Algood.

Item 5.  Interest in Securities of the Issuer.

The information previously filed pursuant to Item 5 of this Schedule 13D, as amended, is unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information previously filed pursuant to Item 6 of this Schedule 13D, as amended, is unchanged except that it is contemplated the Bylaw Amendments referred to in Item 4 above will be effected and that the November 1997 Stockholders' Agreement Amendment referred to Item 4 above will be entered into.

Item 7.  Material to Be Filed as Exhibits.

The information previously filed pursuant to Item 7 of this Schedule 13D, as amended, is unchanged.

                                   SIGNATURES


         After reasonable Inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 1997

                         Capitol American Life Insurance Company



                           By: /s/ DONALD F. GONGAWARE
                              -------------------------------
                            Name: Donald F. Gongaware
                                Title: President



                                  Conseco, Inc.



                           By: /s/ DONALD F. GONGAWARE
                              -------------------------------
                            Name: Donald F. Gongaware
                              Title: Executive Vice President


                                   CIHC, Inc.

                        By: /s/ WILLIAM T. DEVANNEY, JR.
                              -------------------------------
                              Name:   William T. Devanney, Jr.
                              Title: Vice President












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